UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter
and Full Year 2018 Results

Lima, Peru, February 21, 2019 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q18) and twelve-month (FY18) period ended December 31, 2018. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter 2018 Highlights:

●
As, a key initiative, the company is implementing its De-Bottlenecking Program (2018-2020) to increase profitability and strengthen its long term business case. As part of this strategy, Buenaventura has centralized operations, re-focused mining plans on the highest-margin areas and optimized processing facilities. As a consequence, guidance adjustments were made for certain operations. EBITDA generated during 2018 from this program reached US$24 million and during the next conference call we will explain in more detail the program for 2019 (Please see page 8 for related details).

●	Additionally, with the enhanced methodology of maximizing capital allocation, 2018 capital expenditures were US$ 111.3 million, a significant decrease compared to US$ 259.5 million in 2017.
●
4Q18 EBITDA from direct operations was US$ 68.9 million, compared to US$ 118.9 million reported in 4Q17, primarily due to lower metal prices and a reduction in volume sold at the Company’s Orcopampa and La Zanja mines. 4Q18 Adjusted EBITDA including associated companies reached US$ 148.6 million, compared to US$ 248.4 million in 4Q17.

●
4Q18 Net Loss was US$ 72.9 million, compared to a net income of US$ 8.3 for the same period in 2017. The loss in 4Q18 was primarily due to Cerro Verde´s recognition of interest and penalties in the amount of $ 406.6 million (100% basis) related to Cerro Verde’s royalty dispute with SUNAT (Please see page 8 for more details).

●
The Company was compensated through its Business Interruption Insurance related to problems detected in May 2017 at El Brocal’s 20x30 ball mill. During 4Q18, the Company received US$ 28.8 million related to this claim, totaling US$38.8 million.As of December 31, 2018, Buenaventura’s cash position reached US$ 369.2 million, compared to US$ 214.6 million in 2017.

●	During 2018 the Company’s Net Debt/EBITDA ratio was reduced from 1.40x to 0.99x.
●	A dividend payment of US$ 0.06 per share/ADS was proposed at the Company’s Board Meeting held on February 21st, 2019.

Financial Highlights (in millions of US$, except EPS figures):

	4Q18	4Q17	Var%	FY18	FY17	Var%
Total Revenues	256.0	370.6	-31%	1,167.4	1,274.4	-8%
Operating Profit	20.0	5.3	281%	53.8	105.5	-49%
EBITDA Direct Operations	68.9	118.9	-42%	315.4	376.8	-16%
Adjusted EBITDA (Inc Associates)	179.5	283.0	-37%	663.8	722.0	-8%
Net Income / Net Loss	-72.9	8.3	N.A.	-13.4	60.8	N.A.
EPS*	-0.29	0.03	N.A.	-0.05	0.24	N.A.
 (*) as of December 31, 2018 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 2 of 27

Operating Revenues

4Q18 net sales were US$ 250.6 million compared to US$ 365.5 million reported in 4Q17. This was primarily due to a 49% YoY decrease in volumes sold of gold and a 17% YoY decrease in silver, as well as due to lower prices for all metals sold.

Royalty income increased 6% in the 4Q18; from US$ 5.1 million in 4Q17 to US$ 5.5 million in 4Q18. This was due to a 6% increase in revenues at Yanacocha.

Operating Highlights	4Q18	4Q17	Var%	FY18	FY17	Var%
Net Sales (in millions of US$)	251	365	-31%	1,147	1,254	-9%
Average Realized Gold Price (US$/oz) (1) (2)	1,223	1,274	-4%	1,268	1,268	0%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,223	1,273	-4%	1,263	1,260	0%
Average Realized Silver Price (US$/oz) (1) (2)	13.51	16.43	-18%	15.09	16.54	-9%
Average Realized Lead Price (US$/MT) (1) (2)	1,792	2,516	-29%	2,141	2,372	-10%
Average Realized Zinc Price (US$/MT) (1) (2)	2,338	3,498	-33%	2,686	3,046	-12%
Average Realized Copper Price (US$/MT) (1) (2)	5,801	6,914	-16%	6,277	6,280	0%

Volume Sold	4Q18	4Q17	Var%	FY18	FY17	Var%
Consolidated Gold Oz1	61,830	122,085	-49%	324,864	403,480	-19%
Gold Oz Inc. Associated Companies [3]	146,198	198,251	-26%	621,681	698,860	-11%
Consolidated Silver Oz [1]	5,188,983	6,228,219	-17%	24,464,648	24,773,278	-1%
Consolidated Lead MT [1]	11,134	10,833	3%	41,601	40,032	4%
Consolidated Zinc MT [1]	15,047	16,036	-6%	64,793	61,724	5%
Consolidated Copper MT [1]	11,528	11,604	-1%	43,770	42,756	2%

(1)	Buenaventura Consolidated includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 3 of 27

Production and Operating Costs

Buenaventura’s 4Q18 equity gold production was 57,627 ounces, compared to 97,639 reported in 4Q17, primarily due a 73% YoY decrease in production at Orcopampa and a 34% YoY decrease in production at La Zanja. Silver equity production decreased by 11% compared to 4Q17, primarily due to a 21% decrease in production at the Uchucchacua mine and a 11% decrease at the El Brocal mine. Zinc equity production increased by 5% compared to 4Q17, primarily due to a 36% increase in production at the Uchucchacua mine.

Buenaventura´s FY18 equity gold production was 296,620 ounces, compared to 337,260 reported in FY17. This was primarily due to a 39% YoY decrease in production at Orcopampa and a 44% YoY decrease in production at La Zanja. FY18 equity lead production increased by 5% as compared to FY17, primarily due to a 14% YoY increase in production at Uchucchacua. Buenaventura´s equity zinc production increased 15% in the FY18 period compared to FY17, primarily due to a 67% increase in production at Uchucchacua.

Equity Production	4Q18	4Q17	Var%	FY18	FY17	Var%
Gold Oz Direct Operations(1)	57,627	97,639	-41%	296,620	337,260	-12%
Gold Oz including Associated(2) Companies	139,307	174,368	-18%	590,668	631,387	-5%
Silver Oz Direct Operations(1)	5,507,511	6,218,877	-11%	25,171,298	24,912,786	1%
Silver Oz including Associated Companies	5,890,492	6,626,638	-11%	26,850,318	26,433,729	2%
Lead MT	10,441	10,205	2%	38,801	37,120	5%
Zinc MT	15,013	14,299	5%	62,685	54,635	15%
Copper MT Direct Operations(1)	7,472	7,446	0%	28,569	27,846	3%
Copper MT including Associated Companies	31,389	30,227	4%	121,772	122,184	0%

Consolidated Production	4Q18	4Q17	Var%	FY18	FY17	Var%
Gold Oz(3)	68,648	114,325	-40%	338,508	405,646	-17%
Silver Oz(3)	5,893,401	6,662,963	-12%	26,778,190	26,624,431	1%
Lead MT(3)	12,509	12,062	4%	46,740	44,976	4%
Zinc MT(3)	18,755	18,470	2%	80,270	74,560	8%
Copper MT(3)	12,136	12,127	0%	46,400	45,289	2%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 4 of 27

Tambomayo (100% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	Oz	31,026	27,605	12%	129,172	64,175	101%
Silver	Oz	873,249	814,012	7%	3,929,808	1,788,219	120%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	US$/Oz	850	631	35%	626	671	-7%

4Q18 year on year gold production at Tambomayo increased due to increased amounts of ore treated and higher ore grade. Cost Applicable to Sales (CAS) in 4Q18 increased 35%, to 850 US$/Oz, compared to 631 US$/Oz in 4Q17 mainly due to higher exploration expenses and lower volume sold.

Gold production guidance for 2019 is 90k – 110k ounces and silver production guidance is 2.5M – 3.0M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	Oz	13,372	50,056	-73%	115,887	190,976	-39%
Silver	Oz	10,602	104,742	-90%	312,250	528,449	-41%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	US$/Oz	1,734	738	135%	1,020	743	37%

The decrease in 4Q18 gold production at Orcopampa was primarily due the decision made by the Company’s management to temporarily cease production at the mine in order to centralize the operation, prioritizing the De-Bottlenecking Program over ore extraction. Cost Applicable to Sales (CAS) increased to 1,734 US$/Oz in 4Q18, compared to 738 US$/Oz in 4Q17, primarily due to a decrease in volume sold.

Gold production guidance for 2019 is 75k – 90k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	Oz	20,101	30,648	-34%	71,630	127,118	-44%
Silver	Oz	54,108	82,970	-35%	217,174	280,908	-23%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	US$/Oz	773	875	-12%	891	789	13%

4Q18 gold production decreased by 34% year on year, in line with the Company’s guidance released at the beginning of 2018. 4Q18 Cost Applicable to Sales (CAS) was 773 US$/Oz; a 12% decrease compared to 875 US$/Oz in 4Q17, mainly due to a reduction in reagent consumption.

Gold production guidance for 2019 is 25k – 35k ounces.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 5 of 27

Coimolache (40.10% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	Oz	49,708	45,164	10%	173,192	151,454	14%
Silver	Oz	192,678	263,355	-27%	791,181	800,942	-1%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Gold	US$/Oz	742	553	34%	675	517	31%

4Q18 gold production at Coimolache increased by 10% as compared to the same period last year, in line with the mine production plan. 4Q18 Cost Applicable to Sales (CAS) increased by 34%, compared to 553 US$/Oz in 4Q17, due to an increase in hauling expenses largely associated with the purchase of ore from Goldfields.

Gold production guidance for 2019 is 150k – 170k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	Oz	3,256,870	4,129,464	-21%	15,420,102	16,583,698	-7%
Zinc	MT	5,867	4,318	36%	21,840	13,040	67%
Lead	MT	4,961	5,493	-10%	19,122	16,708	14%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	US$/Oz	12.08	9.84	23%	10.41	10.61	-2%

4Q18 silver production at Uchucchacua decreased primarily due to a reduction in ore grades. 4Q18 Cost Applicable to Sales (CAS) of 12.08 US$/Oz was 23% higher than 9.84 US$/Oz in 4Q17, primarily due to a 21% YoY decrease in volume sold.

Silver production guidance for 2019 is 14.5 million – 15.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	Oz	97,670	192,004	-49%	514,081	1,109,382	-54%
Zinc	MT	1,107	1,281	-14%	4,151	7,102	-42%
Lead	MT	401	602	-33%	1,768	4,061	-56%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	US$/Oz	7.76	12.92	-40%	11.50	13.27	-13%

Mallay silver, lead and zinc production decreased in 4Q18, in-line with guidance released at the beginning of 2018. 4Q18 Cost Applicable to Sales (CAS) of 7.76 US$/Oz was 40% lower than 12.92 US$/Oz in 4Q17, primarily due to lower exploration expenses.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 6 of 27

Julcani (100% owned by Buenaventura)

Julcani
Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	Oz	666,259	292,358	128%	2,482,907	2,249,527	10%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Silver	US$/Oz	14.04	30.25	-54%	14.98	17.12	-13%

4Q18 silver production increased 128% YoY primarily due to an increase in amount of ore treated (73% increase YoY) and a 31% YoY increase in ore grades. 4Q18 Cost Applicable to Sales (CAS) of 14.04 US$/Oz was 54% lower than 30.25 US$/Oz in 4Q17, mainly due to the Company’s success in centralizing the operation.

Silver production guidance for 2019 is 2.2 million – 2.5 million ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Copper	MT	12,093	12,103	0%	46,231	45,097	3%
Zinc	MT	9,702	10,785	-10%	45,593	51,511	-11%
Silver	Oz	934,642	1,047,414	-11%	3,901,868	4,084,249	-4%

Cost Applicable to Sales
		4Q18	4Q17	Var %	FY 2018	FY 2017	Var %
Copper	US$/MT	5,842	5,468	7%	5,487	5,119	7%
Zinc	US$/MT	1,696	2,059	-18%	1,569	1,915	-18%

4Q18 copper production was in line with 4Q17. Zinc production in 4Q18 decreased 18% compared to 4Q17, mainly due to a lower ore grade (a 13% decrease YoY).

In 4Q18, zinc Cost Applicable to Sales (CAS) decreased by 18% compared to 2,059 US$/MT, primarily explained by a decrease in commercial deductions. Copper CAS in 4Q18 increased by 7%, reaching 5,842 US$/MT compared to 5,468 US$/MT in 4Q17, mainly due to an increase in volumes of ore treated to offset lower grades.

At El Brocal, the Company was compensated through its Business Interruption Insurance related to problems detected with the 20x30 mill in May 2017. During 4Q18, the Company received US$ 28.8 million related to this claim. El Brocal received a total of US$ 38.8 million in 2018 related to this issue.

Zinc production guidance for 2019 is 57k – 65k MT, while copper production guidance for 2019 is 47k – 52k MT.

General and Administrative Expenses

4Q18 General and Administrative expenses were US$ 17.1 million; a 25% decrease as compared to the US$ 22.7 million in 4Q17.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 7 of 27

Exploration in Non-Operating Areas

4Q18 exploration costs in Non-Operating Areas were US$ 11.5 million compared with US$ 6.0 million in 4Q17. During the period, Buenaventura primarily focused its exploration efforts on the Yumpaq area (US$ 6.7 million), Marcapunta Norte (US$ 2.6 million) and Emperatriz (US$ 0.6 million).

Share in Associated Companies

During 4Q18, Buenaventura’s share in associated companies was negative US$ 72.3 million, compared to US$ 4.3 million reported in 4Q17, comprised of:

Share in the Result of Associates (in millions of US$)	4Q18	4Q17	Var %	FY18	FY17	Var %
Cerro Verde	-59.0	42.6	-238%	23.4	68.5	-66%
Coimolache	2.0	7.7	-74%	11.0	21.3	-48%
Yanacocha	-15.3	-46.0	-67%	-35.6	-76.6	-54%
Total	-72.3	4.3	N.A.	-1.1	13.21	N.A.

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 4Q18 gold production was 141,465 ounces; 61,749 ounces of which were attributable to Buenaventura. This represents a 5% decrease as compared to the 134,291 ounces produced in 4Q17; 58,618 ounces of which were attributable to Buenaventura. For FY18, gold production was 514,564; 224,607 ounces of which were attributable to Buenaventura, a 4% decrease as compared to 534,692 ounces in FY17; 233,393 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2019 is 510k ounces.

In 4Q18, Yanacocha reported a net loss of US$ 35.2 million, compared to a net loss of US$ 105.4 million reported in 4Q17.

CAS in 4Q18 was US$ 722/oz; a 9% decrease as compared to the US$ 797/oz reported in 4Q17 mainly due to more volume sold (increase of 12% QoQ and due to lower process of deep transitional material.

Capital expenditures at Yanacocha were US$ 37.7 million in 4Q18.

The Quecher Main project, an oxide deposit, is currently in its Execution Phase. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. Total CAPEX for the project is expected to be between US$ 250 and US$ 300 million with $95 to $105 million allocated in 2019. The project IRR is expected to be greater than 10 percent.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 8 of 27

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 4Q18 copper production was 122,148 MT; 23,917 MT of which is attributable to Buenaventura, a 5% increase from 116,351 MT produced in 4Q17; 22,782 MT of which was attributable to Buenaventura. FY18 copper production was 476,013 MT; 93,203 MT of which was attributable to Buenaventura. FY18 copper production was in-line with 481,810 MT reported in FY17; 94,338 MT of which was attributable to Buenaventura.

Cerro Verde reported a 4Q18 net loss of US$ 301.1 million compared to net income of US$ 217.6 million in 4Q17. This decrease was primarily due to the recognition of interest and penalties of US$ 406.6 million (US$ 79.6 million attributable to Buenaventura) recorded in 4Q18 due to the Royalty Dispute and the decrease in net sales related to a decrease in the average realized copper price ($2.67 per pound in 4Q18 vs $3.46 per pound in 4Q17).

Capital expenditures at Cerro Verde were US$ 56.0 million in 4Q18.

Royalty Dispute

In December 2018, Cerro Verde elected not to appeal the Peruvian Tax Tribunal's decision denying Cerro Verde's request to waive penalties and interest related to disputed mining royalty assessments for the period January 2009 through September 2011.

As a result of the decision to not appeal the Tax Tribunal's decision, Cerro Verde recorded pre-tax charges in fourth-quarter 2018 totaling $406.6 million primarily for penalties and interest for the years 2009 through 2013.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 4Q18 attributable contribution to net income was US$ 2.0 million, as compared to US$ 7.7 million in 4Q17.

De-Bottlenecking Program – 4Q18 Update

Buenaventura’s De-Bottlenecking Program continues to progress with positive results.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 9 of 27

Variations in EBITDA Direct Operations

The Company’s budgeted EBITDA has been impacted by lower metals prices and lower production coming from Orcopampa, El Brocal and Uchuchacua.

Other

During the February 21, 2019 Board Meeting of Directors, the following resolution was passed:

Call for the Annual Shareholders Meeting to be held on March 25, 2019 with the following items proposed for approval:

a)	Approval of the Annual Report as of December 31, 2018.
b)	Approval of the Financial Statements as of December 31, 2018.
c)	Delegation to the Board of Directors to pay Interim Dividends.
d)	Declaration of a cash dividend in the amount of US$ 0.06 per share or ADS.
e)	Approval of the Retribution Policy of the Board Members.
f)	Approval of the Annual Retribution for each the Board Member.
g)	Propose Ernst and Young (Paredes, Burga y Asociados) as External Auditors for fiscal year 2019.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 10 of 27

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 11 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2018)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 12 of 27

APPENDIX 2
Gold Production			16			19
Mining Unit	Operating Results	Unit	4Q18	4Q17	△%	FY18	FY17	△ %
Underground
Tambomayo	Ore Milled	DMT	141,584	132,702	7%	557,364	332,193	68%
	Ore Grade	Oz/MT	0.24	0.22	7%	0.25	0.22	11%
	Recovery Rate	%	88.44	88.83	0%	91.15	83.59	9%
	Ounces Produced*	Oz	31,026	27,605	12%	129,172	64,175	101%
Orcopampa	Ore Milled	DMT	43,846	128,894	-66%	353,891	500,580	-29%
	Ore Grade	Oz/MT	0.26	0.38	-32%	0.32	0.38	-16%
	Recovery Rate	%	95.30	97.42	-2%	97.10	97.14	0%
	Ounces Produced*	Oz	13,372	50,056	-73%	115,887	190,976	-39%
Open Pit
La Zanja	Ounces Produced	Oz	20,101	30,648	-34%	71,630	127,118	-44%
Tantahuatay	Ounces Produced	Oz	49,708	45,164	10%	173,192	151,454	14%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	4Q18	4Q17	△%	FY18	FY17	△ %
Underground
Tambomayo	Ore Milled	DMT	141,584	132,702	7%	557,364	332,193	68%
	Ore Grade	Oz/MT	6.78	8.00	-15%	8.11	8.50	-5%
	Recovery Rate	%	85.34	73.52	16%	85.11	62.12	37%
	Ounces Produced	Oz	873,249	814,012	7%	3,929,808	1,788,219	120%
Uchucchacua	Ore Milled	DMT	355,348	325,312	9%	1,387,775	1,364,478	2%
	Ore Grade	Oz/MT	10.13	15.23	-33%	12.48	14.73	-15%
	Recovery Rate	%	90.44	83.37	8%	87.43	82.50	6%
	Ounces Produced	Oz	3,256,870	4,129,464	-21%	15,420,102	16,583,698	-7%
Julcani	Ore Milled	DMT	28,886	16,729	73%	109,025	130,854	-17%
	Ore Grade	Oz/MT	23.62	18.06	31%	23.35	17.77	31%
	Recovery Rate	%	97.65	96.76	1%	97.41	96.77	1%
	Ounces Produced	Oz	666,259	292,358	128%	2,482,907	2,249,527	10%
Mallay	Ore Milled	DMT	21,877	31,296	-30%	92,450	170,519	-46%
	Ore Grade	Oz/MT	5.01	6.77	-26%	6.33	7.19	-12%
	Recovery Rate	%	89.07	90.56	-2%	87.72	90.51	-3%
	Ounces Produced	Oz	97,670	192,004	-49%	514,081	1,109,382	-54%
Marcapunta	Ore Milled	DMT	907,596	687,612	32%	3,204,261	2,517,673	27%
	Ore Grade	Oz/MT	0.65	0.75	-13%	0.71	0.66	7%
	Recovery Rate	%	59.68	63.04	-5%	60.95	63.12	-3%
	Ounces Produced	Oz	354,669	326,142	9%	1,383,536	1,052,453	31%
Open Pit
Tajo Norte	Ore Milled	DMT	824,071	779,082	6%	3,429,618	3,169,908	8%
	Ore Grade	Oz/MT	1.09	1.25	-13%	1.13	1.32	-15%
	Recovery Rate	%	64.28	73.96	-13%	65.25	72.30	-10%
	Ounces Produced	Oz	579,974	721,272	-20%	2,518,332	3,031,796	-17%

Zinc Production
Mining Unit	Operating Results	Unit	4Q18	4Q17	△%	FY18	FY17	△ %
Underground
Tambomayo	Ore Milled	DMT	141,584	132,702	7%	557,364	332,193	68%
	Ore Grade	%	2.06	2.34	-12%	2.16	2.35	-8%
	Recovery Rate	%	71.31	67.20	6%	71.36	37.22	92%
	MT Produced	MT	2,080	2,086	0%	8,685	2,906	199%
Uchucchacua	Ore Milled	DMT	355,348	325,312	9%	1,387,775	1,364,478	2%
	Ore Grade	%	2.23	2.41	-7%	2.23	1.80	24%
	Recovery Rate	%	73.99	55.11	34%	70.34	53.01	33%
	MT Produced	MT	5,867	4,318	36%	21,840	13,040	67%
Mallay	Ore Milled	DMT	21,877	31,296	-30%	92,450	170,519	-46%
	Ore Grade	Oz/MT	6.00	4.73	27%	5.30	4.73	12%
	Recovery Rate	%	59.61	83.93	-29%	64.77	85.20	-24%
	MT Produced	MT	1,107	1,281	-14%	4,151	7,102	-42%
Open Pit
Tajo Norte	Ore Milled	DMT	824,071	779,082	6%	3,429,618	3,169,908	8%
	Ore Grade	%	2.14	2.54	-16%	2.30	2.74	-16%
	Recovery Rate	%	55.01	54.43	1%	57.78	59.33	-3%
	MT Produced	MT	9,702	10,785	-10%	45,593	51,511	-11%

Copper Production
Mining Unit	Operating Results	Unit	4Q18	4Q17	△%	FY18	FY17	△ %
Underground
Marcapunta	Ore Milled	DMT	907,596	687,612	32%	3,204,261	2,517,673	27%
	Ore Grade	%	1.49	1.90	-21%	1.59	1.91	-17%
	Recovery Rate	%	89.48	92.82	-4%	90.63	93.56	-3%
	MT Produced	MT	12,093	12,103	0%	46,231	45,097	3%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 13 of 27

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	4Q18	4Q17	FY 2018	FY 2017
Net Income	-67,332	-959	-11,654	64,435
Add / Substract:	136,202	119,848	327,070	312,376
Depreciation and Amortization	63,033	74,123	241,286	213,722
Interest expense	10,140	8,785	38,456	34,623
Provision for income tax, net	3,513	-9,062	26,926	18,012
Long Term Compensation provision	5,075	1,561	17,757	1,744
Impairment of Inventories	4,295	2,260	11,560	4,562
Loss from discontinued operations	5,916	12,243	7,203	10,098
Write-off of talings dam	0	0	1,134	0
Loss of assets due to failed investment	2,690	0	2,690	0
Workers´ participation provision	1,037	-49	1,903	2,195
Loss on currency exchange difference	1,345	-585	1,366	-2,928
Write-off development costs	970	0	2,263	0
Share in associated companies by the equity method, net	72,317	-4,306	1,144	-13,207
Provision for contingencies	-22,531	551	-11,239	13,879
Interest income	-5,905	-866	-9,686	-5,517
Impairment of Long-Lived Assets	-5,693	21,620	-5,693	21,620
Adjustment of component of stripping cost	0	13,573	0	13,573
EBITDA Buenaventura Direct Operations	68,870	118,889	315,416	376,811
EBITDA Yanacocha (43.65%)	22,085	19,168	64,396	18,717
EBITDA Cerro Verde (19.58%)	47,318	95,320	242,761	276,940
EBITDA Coimolache (40.01%)	41,201	49,573	41,201	49,573
Adjusted EBITDA (including Associated companies)	179,475	282,950	663,775	722,041

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 14 of 27

APPENDIX 4: Preliminary Proven and Probable Reserves as of Dec. 2018

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	922	0.331	306	306
Julcani	100.00	251	0.006	1	1
Mallay	100.00	134	0.007	1	1
Tambomayo	100.00	3,391	0.120	408	408
La Zanja	53.06	3,120	0.012	37	19
La Zanja (on Pads and Plant)	53.06			11	6
Tantahuatay (Oxides)	40.10	57,715	0.012	666	267
Tantahuatay PAD	40.10			4	2
El Brocal Marcapunta (Sulphides)	61.43	19,804	0.013	249	153
Yanacocha	43.65			7,423	3,240
Total				9,105	4,403

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	11,941	7.69	91,844	91,844
Julcani	100.00	251	21.37	5,368	5,368
Mallay	100.00	134	6.56	878	878
Orcopampa	100.00	922	1.01	932	932
Tambomayo	100.00	3,391	4.17	14,133	14,133
La Zanja	53.06	3,120	0.23	709	376
La Zanja (on Pads and Plant)	53.06			210	111
Tantahuatay Oxides	40.10	57,715	0.31	17,910	7,181
Tantahuatay PAD	40.10			57	23
El Brocal (Tajo Norte - Smelter)	61.43	58,982	1.13	66,396	40,787
El Brocal Marcapunta (Sulphides)	61.43	19,804	0.70	13,956	8,573
Yanacocha	43.65			104,571	45,645
Cerro Verde (Sulphides)	19.58	4,191,353	0.06	254,493	49,830
Total				571,455	265,680

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	11,941	1.79	214	214
Mallay	100.00	134	6.74	9	9
Tambomayo	100.00	3,391	1.06	36	36
El Brocal (Tajo Norte)	61.43	21,038	2.38	502	308
Total				761	567

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	11,941	1.12	134	134
Julcani	100.00	251	2.04	5	5
Mallay	100.00	134	3.67	5	5
Tambomayo	100.00	3,391	0.73	25	25
El Brocal (Tajo Norte)	61.43	21,083	1.09	230	141
Total				398	310

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	251	0.47	1	1
El Brocal Marcapunta Norte	61.43	19,804	1.35	266	164
El Brocal (Tajo Norte - Smelter)	61.43	37,899	1.66	630	387
Cerro Verde (Sulphides)*	19.58	4,191,353	0.36	13,943	2,730
Cerro Verde (Oxides) *	19.58	133,107	0.26	992	194
Yanacocha	43.65			660	288
Total				16,493	3,764

MOLYBDENUM
	% Ownership	MT (000)	% Mo	MT (000)	Attributable (000)
Cerro Verde (Sulphides) *	19.58	4,191,353	0.01	587	115
Total				587	115

Prices used for Buenaventura´s Reserves calculation:
Gold 1,300 US$/Oz - Silver 17 US$/Oz - Zinc 2,500 US$/MT - Lead 2,100US$/MT - Copper 7,000 US$/MT

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 15 of 27

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 16 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 21
	2018	2017	2018	2017
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	160,249	181,783	629,802	640,387
Add:
Consolidated Exploration in units in operation	20,710	26,135	90,343	94,928
Consolidated Commercial deductions	50,315	65,414	195,865	253,923
Consolidated Selling expenses	7,156	8,014	27,522	24,088
Consolidated Cost applicable to sales	238,430	281,345	943,532	1,013,326

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 21
	2018	2017	2018	2017
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	19	0
Julcani, Silver	6,218	6,674	23,608	26,413
Julcani, Lead	298	995	1,335	3,048
Julcani, Copper	18	18	86	126
Mallay, Gold	7	0	28	225
Mallay, Silver	627	1,901	3,968	8,204
Mallay, Lead	319	932	1,974	4,470
Mallay, Zinc	1,144	2,167	5,285	8,696
Orcopampa, Gold	18,635	29,988	88,942	105,848
Orcopampa, Silver	153	906	3,127	4,097
Orcopampa, Copper	0	104	0	255
Uchucchacua, Gold	0	42	5	139
Uchucchacua, Silver	24,531	22,484	99,500	103,014
Uchucchacua, Lead	4,955	4,143	16,554	12,942
Uchucchacua, Zinc	6,415	4,667	20,646	12,769
Tambomayo, Gold	15,944	15,627	58,475	34,907
Tambomayo, Silver	4,644	5,729	20,969	11,791
Tambomayo, Zinc	583	912	2,597	2,046
Tambomayo, Lead	1,987	2,486	7,050	3,419
La Zanja, Gold	15,410	26,088	65,128	99,304
La Zanja, Silver	518	875	2,499	2,922
El Brocal, Gold	1,573	1,985	7,770	7,129
El Brocal, Silver	5,669	4,773	19,388	19,185
El Brocal, Lead	5,061	3,935	17,106	15,563
El Brocal, Zinc	9,618	11,792	42,651	45,929
El Brocal, Copper	34,488	28,724	115,752	94,021
Non Mining Units	1,434	3,837	5,343	13,927
Consolidated Cost of sales, excluding depreciation and amortization	160,249	181,783	629,802	640,387

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 21
	2018	2017	2018	2017
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	6	0
Julcani, Silver	1,785	2,603	8,149	11,613
Julcani, Lead	86	388	461	1,340
Julcani, Copper	5	7	30	55
Mallay, Gold	0	0	2	58
Mallay, Silver	15	206	216	2,134
Mallay, Lead	8	101	107	1,163
Mallay, Zinc	27	235	288	2,262
Orcopampa, Gold	4,409	10,717	28,559	37,286
Orcopampa, Silver	36	324	1,004	1,443
Orcopampa, Copper	0	37	0	90
Uchucchacua, Gold	0	8	1	29
Uchucchacua, Silver	3,533	4,209	15,210	21,639
Uchucchacua, Lead	714	776	2,531	2,719
Uchucchacua, Zinc	924	874	3,156	2,682
Tambomayo, Gold	4,792	3,556	13,490	6,386
Tambomayo, Silver	1,396	1,304	4,838	2,157
Tambomayo, Lead	175	208	599	374
Tambomayo, Zinc	597	566	1,626	626
La Zanja, Gold	2	16	71	847
La Zanja, Silver	0	1	3	25
El Brocal, Gold	62	0	383	0
El Brocal, Silver	222	0	956	0
El Brocal, Lead	198	0	844	0
El Brocal, Zinc	376	0	2,104	0
El Brocal, Copper	1,349	0	5,709	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	20,710	26,135	90,343	94,928

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 17 of 27

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 21
	2018	2017	2018	2017
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	3	0
Julcani, Silver	806	586	3,390	3,676
Julcani, Lead	38	89	191	422
Julcani, Copper	3	1	12	19
Mallay, Gold	0	1	5	70
Mallay, Silver	68	546	888	2,441
Mallay, Lead	29	268	435	1,336
Mallay, Zinc	653	660	1,853	2,940
Orcopampa, Gold	69	238	778	918
Orcopampa, Silver	-3	44	107	181
Orcopampa, Copper	-8	18	-11	46
Uchucchacua, Gold	-7	12	0	41
Uchucchacua, Silver	6,318	8,380	29,986	35,851
Uchucchacua, Lead	598	1,489	3,092	4,350
Uchucchacua, Zinc	2,626	5,173	8,367	14,286
Tambomayo, Gold	316	35	644	110
Tambomayo, Silver	362	229	1,211	1,029
Tambomayo, Lead	41	134	590	419
Tambomayo, Zinc	865	397	2,164	797
La Zanja, Gold	52	59	319	258
La Zanja, Silver	2	1	21	5
El Brocal, Gold	1,400	2,326	7,369	9,280
El Brocal, Silver	2,540	3,409	9,125	14,362
El Brocal, Lead	744	1,860	2,446	8,592
El Brocal, Zinc	3,107	6,636	11,459	33,905
El Brocal, Copper	29,697	32,824	111,419	118,590
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	50,315	65,414	195,865	253,923

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2018	2017	2018	2017
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	0
Julcani, Silver	114	129	336	540
Julcani, Lead	5	19	19	62
Julcani, Copper	0	0	1	3
Mallay, Gold	0	0	1	11
Mallay, Silver	43	81	202	397
Mallay, Lead	22	40	101	216
Mallay, Zinc	78	93	270	421
Orcopampa, Gold	138	245	749	976
Orcopampa, Silver	1	7	26	38
Orcopampa, Copper	0	1	0	2
Uchucchacua, Gold	0	3	0	6
Uchucchacua, Silver	1,234	1,794	5,596	4,824
Uchucchacua, Lead	249	331	931	606
Uchucchacua, Zinc	323	372	1,161	598
Tambomayo, Gold	784	641	1,999	927
Tambomayo, Silver	228	235	717	313
Tambomayo, Lead	29	37	89	54
Tambomayo, Zinc	98	102	241	91
La Zanja, Gold	181	351	755	1,018
La Zanja, Silver	6	12	29	30
El Brocal, Gold	81	117	468	428
El Brocal, Silver	293	281	1,167	1,152
El Brocal, Lead	262	232	1,030	934
El Brocal, Zinc	498	694	2,568	2,757
El Brocal, Copper	1,785	1,690	6,969	5,644
Non Mining Units	702	506	2,097	2,039
Consolidated Selling expenses	7,156	8,014	27,522	24,088

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 18 of 27

	JULCANI
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,218	298	-	18	6,533	-	6,674	995	-	18	7,687
Add:
Exploration Expenses (US$000)	-	1,785	86	-	5	1,876	-	2,603	388	-	7	2,998
Commercial Deductions (US$000)	-0	806	38	-	3	846	0	586	89	-	1	676
Selling Expenses (US$000)	-	114	5	-	0	120	-	129.37	19.29	-	0.34	149
Cost Applicable to Sales (US$000)	-0	8,923	427	-	26	9,375	0	9,992	1,491	-	26	11,510
Divide:
Volume Sold	-	635,338	237	-	4	Not Applicable	-	330,359	312	-	4	Not Applicable
CAS	-	14.04	1,803	-	6,047	Not Applicable	-	30.25	4,782	-	6,417	Not Applicable

	MALLAY
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6.71	627	319	1,144	-	2,097	-	1,901	932	2,167	-	5,000
Add:
Exploration Expenses (US$000)	0	15	8	27	-	50	-	206	101	235	-	543
Commercial Deductions (US$000)	0	68	29	653	-	750	1	546	268	660	-	1,475
Selling Expenses (US$000)	0	43	22	78	-	143	-	81	40	93	-	214
Cost Applicable to Sales (US$000)	8	753	377	1,902	-	3,040	1	2,735	1,341	3,155	-	7,232
Divide:
Volume Sold	9	97,106	387	931	-	Not Applicable	-	211,609	693	1,153	-	Not Applicable
CAS	849	7.76	974	2,044	-	Not Applicable	-	12.92	1,936	2,737	-	Not Applicable
		- 0.40
	ORCOPAMPA
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,635	153	-	-	-	18,788	29,988	906	-	-	104	30,998
Add:					-
Exploration Expenses (US$000)	4,409	36	-	-	-	4,445	10,717	324	-	-	37	11,078
Commercial Deductions (US$000)	69	-3	-	-	-8	58	238	44	-	-	18	300
Selling Expenses (US$000)	138	1	-	-	-	139	245	7	-	-	1	253
Cost Applicable to Sales (US$000)	23,250	188	-	-	-8	23,430	41,188	1,281	-	-	159	42,628
Divide:
Volume Sold	13,405	12,129	-	-	-	Not Applicable	55,812	130,932	-	-	34	Not Applicable
CAS	1,734	15.52	-	-	-	Not Applicable	738	9.79	-	-	4,707	Not Applicable

	UCHUCCHACUA
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	24,531	4,955	6,415	-	35,901	42	22,484	4,143	4,667	-	31,336
Add:
Exploration Expenses (US$000)	-	3,533	714	924	-	5,171	8	4,209	776	874	-	5,866
Commercial Deductions (US$000)	-7	6,318	598	2,626	-	9,535	12	8,380	1,489	5,173	-	15,053
Selling Expenses (US$000)	-	1,234	249	323	-	1,806	3	1,794	331	372	-	2,500
Cost Applicable to Sales (US$000)	-7	35,616	6,517	10,287	-	52,413	65	36,867	6,737	11,086	-	54,755
Divide:
Volume Sold	9	2,949,234	4,553	4,328	-	Not Applicable	68	3,747,035	4,365	3,692	-	Not Applicable
CAS	-	12.08	1,431	2,377	-	No Applicable	955	9.84	1,544	3,003	-	No Applicable

	TAMBOMAYO
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,944	4,644	583	1,987	-	23,159	15,627	5,729	912	2,485.66	-	24,754
Add:
Exploration Expenses (US$000)	4,792	1,396	175	597	-	6,960	3,556	1,304	208	566	-	5,633
Commercial Deductions (US$000)	316	362	41	865	-	1,584	35	229	134	397	-	796
Selling Expenses (US$000)	784	228	29	98	-	1,139	641	235	37	102	-	1,016
Cost Applicable to Sales (US$000)	21,836	6,630	828	3,548	-	32,842	19,859	7,498	1,291	3,551	-	32,199
Divide:
Volume Sold	25,691	662,978	709	1,769	-	Not Applicable	31,491	884,088	885	1,906	-	Not Applicable
CAS	850	10.00	1,168	2,005	-	No Applicable	631	8.48	1,459	1,863	-	No Applicable

	JULCANI
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19	23,608	1,335	-	86	25,047	0	26,413	3,048	-	126	29,587
Add:
Exploration Expenses (US$000)	6	8,149	461	-	30	8,646	0	11,613	1,340	-	55	13,009
Commercial Deductions (US$000)	3	3,390	191	-	12	3,596	-0	3,676	422	-	19	4,117
Selling Expenses (US$000)	0	336	19	-	1	356	0	540	62	-	3	605
Cost Applicable to Sales (US$000)	28	35,483	2,006	-	128	37,645	-0	42,242	4,872	-	202	47,317
Divide:
Volume Sold	11	2,368,497	915	-	17	Not Applicable	21	2,466,846	1,916	-	32	No Aplicable
CAS	2,507	14.98	2,191	-	7,392	No Applicable	-	17.12	2,543	-	6,318	No Applicable

	MALLAY
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	28	3,968	1,974	5,285	-	11,255	225	8,204	4,470	8,696	-	21,594
Add:
Exploration Expenses (US$000)	2	216	107	288	-	613	58	2,134	1,163	2,262	-	5,617
Commercial Deductions (US$000)	5	888	435	1,853	-	3,182	70	2,441	1,336	2,940	-	6,787
Selling Expenses (US$000)	1	202	101	270	-	574	11	397	216	421	-	1,045
Cost Applicable to Sales (US$000)	36	5,275	2,617	7,695	-	15,624	364	13,176	7,185	14,318	-	35,042
Divide:
Volume Sold	40	458,671	1,633	3,369	-	Not Applicable	346	993,040	3,804	5,926	-	Not Applicable
CAS	924	11.50	1,603	2,284	-	No Applicable	1,052	13.27	1,889	2,416	-	No Applicable

	ORCOPAMPA
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	88,942	3,127	-	-	-	92,069	105,848	4,097	-	-	255	110,200
Add:
Exploration Expenses (US$000)	28,559	1,004	-	-	-	29,563	37,286	1,443	-	-	90	38,819
Commercial Deductions (US$000)	778	107	-	-	-11	874	918	181	-	-	46	1,144
Selling Expenses (US$000)	749	26	-	-	-	775	976	38	-	-	2	1,016
Cost Applicable to Sales (US$000)	119,028	4,264	-	-	-11	123,281	145,028	5,759	-	-	393	151,180
Divide:
Volume Sold	116,719	335,761	-	-	42	Not Applicable	195,278	574,591	-	-	91	Not Applicable
CAS	1,020	12.70	-	-	-	No Applicable	743	10.02	-	-	4,307	No Applicable

	UCHUCCHACUA
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5	99,500	16,554	20,646	-	136,705	139	103,014	12,942	12,769	-	128,864
Add:
Exploration Expenses (US$000)	1	15,210	2,531	3,156	-	20,898	29	21,639	2,719	2,682	-	27,069
Commercial Deductions (US$000)	0	29,986	3,092	8,367	-	41,446	41	35,851	4,350	14,286	-	54,529
Selling Expenses (US$000)	0	5,596	931	1,161	-	7,689	6	4,824	606	598	-	6,035
Cost Applicable to Sales (US$000)	6	150,293	23,108	33,330	-	206,738	215	165,329	20,617	30,336	-	216,496
Divide:
Volume Sold	216	14,443,456	17,071	16,811	-	Not Applicable	201	15,583,553	13,127	10,281	-	Not Applicable
CAS	27	10.41	1,354	1,983	-	No Applicable	1,069	10.61	1,571	2,951	-	No Applicable

	TAMBOMAYO
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	58,475	20,969	2,597	7,050	-	89,090	34,907	11,791	2,046	3,419	-	52,163
Add:
Exploration Expenses (US$000)	13,490	4,838	599	1,626	-	20,553	6,386	2,157	374	626	-	9,543
Commercial Deductions (US$000)	644	1,211	590	2,164	-	4,609	110	1,029	419	797	-	2,354
Selling Expenses (US$000)	1,999	717	89	241	-	3,046	927	313	54	91	-	1,386
Cost Applicable to Sales (US$000)	74,608	27,734	3,875	11,080	-	117,298	42,330	15,290	2,893	4,932	-	65,446
Divide:
Volume Sold	119,211	3,570,382	3,268	7,143	-	Not Applicable	63,130	1,621,611	1,769	2,398	-	Not Applicable
CAS	626	7.77	1,186	1,551	-	No Applicable	671	9.43	1,635	2,057	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 19 of 27

	BROCAL
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,573	5,669	5,061	9,618	34,488	56,409	1,985	4,773	3,935	11,792	28,724	51,208
Add:
Exploration Expenses (US$000)	62	222	198	376	1,349	2,206	-	-	-	-	-	-
Commercial Deductions (US$000)	1,400	2,540	744	3,107	29,697	37,487	2,326	3,409	1,860	6,636	32,824	47,055
Selling Expenses (US$000)	81	293	262	498	1,785	2,920	117	281	232	694	1,690	3,013
Cost Applicable to Sales (US$000)	3,116	8,723	6,265	13,599	67,319	99,022	4,427	8,463	6,026	19,121	63,239	101,276
Divide:
Volume Sold	2,482	773,051	5,248	8,020	11,523	Not Applicable	4,429	846,928	4,578	9,285	11,566	Not Applicable
CAS	1,256	11.28	1,194	1,696	5,842	Not Applicable	1,000	9.99	1,316	2,059	5,468	Not Applicable

	NON MINING COMPANIE
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,434	-	-	-	-	-	3,837
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	702	-	-	-	-	-	506
Total (US$000)	-	-	-	-	-	2,136	-	-	-	-	-	4,343

	BUENAVENTURA CONSOLIDATED
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	51,569	42,360	11,216	19,164	34,506	160,249	73,729	43,343	10,916	21,112	28,845	181,783
Add:
Exploration Expenses (US$000)	9,264	6,988	1,180	1,925	1,354	20,710	14,297	8,647	1,472	1,674	44	26,135
Commercial Deductions (US$000)	1,831	10,091	1,450	7,252	29,691	50,315	2,670	13,195	3,839	12,867	32,843	65,414
Selling Expenses (US$000)	1,185	1,920	567	996	1,786	7,156	1,357	2,540	659	1,261	1,691	8,014
Cost Applicable to Sales (US$000)	63,849	61,359	14,413	29,336	67,336	238,430	92,054	67,724	16,887	36,914	63,424	281,345
Divide:
Volume Sold	61,830	5,188,983	11,134	15,047	11,528	Not Applicable	122,085	6,228,219	10,833	16,036	11,604	Not Applicable
CAS	1,033	11.82	1,295	1,950	5,841	Not Applicable	754	10.87	1,559	2,302	5,466	Not Applicable

	COIMOLACHE
	4Q 2018						4Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	30,137	1,401	-	-	-	31,538	20,502	1,615	-	-	-	22,117
Add:
Exploration Expenses (US$000)	7,493	348	-	-	-	7,841	5,340	421	-	-	-	5,761
Commercial Deductions (US$000)	172	9	-	-	-	181	161	8	-	-	-	169
Selling Expenses (US$000)	322	15	-	-	-	337	323	25	-	-	-	348
Cost Applicable to Sales (US$000)	38,124	1,773	-	-	-	39,897	26,326	2,069	-	-	-	28,395
Divide:
Volume Sold	51,355	202,333	-	-	-	Not Applicable	47,580	288,356	-	-	-	Not Applicable
CAS	742	8.76	-	-	-	Not Applicable	553	7.17	-	-	-	Not Applicable

	BROCAL
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,770	19,388	17,106	42,651	115,752	202,666	7,129	19,185	15,563	45,929	94,021	181,828
Add:
Exploration Expenses (US$000)	383	956	844	2,104	5,709	9,996	-	-	-	-	-	-
Commercial Deductions (US$000)	7,369	9,125	2,446	11,459	111,419	141,818	9,280	14,362	8,592	33,905	118,590	184,728
Selling Expenses (US$000)	468	1,167	1,030	2,568	6,969	12,201	428	1,152	934	2,757	5,644	10,914
Cost Applicable to Sales (US$000)	15,990	30,637	21,425	58,781	239,849	366,681	16,836	34,699	25,090	82,591	218,254	377,470
Divide:
Volume Sold	14,297	3,058,987	18,713	37,470	43,710	Not Applicable	15,881	3,253,899	19,415	43,120	42,633	Not Applicable
CAS	1,118	10.02	1,145	1,569	5,487	No Applicable	1,060	10.66	1,292	1,915	5,119	Not Applicable

	NON MINING COMPANIES
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,343	-	-	-	-	-	13,927
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	2,097	-	-	-	-	-	2,039
Total (US$000)	-	-	-	-	-	7,440	-	-	-	-	-	15,966

	BUENAVENTURA CONSOLIDATE
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	220,366	173,059	39,565	75,631	115,837	629,802	247,551	175,626	38,068	70,813	94,402	640,387
Add:
Exploration Expenses (US$000)	42,512	30,376	4,542	7,174	5,739	90,343	44,607	39,011	5,595	5,569	145	94,928
Commercial Deductions (US$000)	9,118	44,729	6,755	23,843	111,420	195,865	10,676	57,545	15,119	51,928	118,655	253,923
Selling Expenses (US$000)	3,973	8,074	2,169	4,239	6,970	27,522	3,367	7,294	1,873	3,867	5,648	24,088
Cost Applicable to Sales (US$000)	275,970	256,238	53,031	110,887	239,966	943,532	306,200	279,477	60,656	132,177	218,850	1,013,326
Divide:
Volume Sold	324,864	24,464,648	41,601	64,793	43,770	Not Applicable	403,480	24,773,278	40,032	61,724	42,756	Not Applicable
CAS	849	10.47	1,275	1,711	5,482	Not Applicable	759	11.28	1,515	2,141	5,119	Not Applicable

	COIMOLACHE
	FY 2018						FY 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	95,581	5,468	-	-	-	101,049	65,010	4,679	-	-	-	69,689
Add:
Exploration Expenses (US$000)	18,759	1,073	-	-	-	19,832	12,039	866	-	-	-	12,905
Commercial Deductions (US$000)	579	36	-	-	-	615	539	45	-	-	-	584
Selling Expenses (US$000)	1,074	61	-	-	-	1,135	883	64	-	-	-	947
Cost Applicable to Sales (US$000)	115,993	6,639	-	-	-	122,631	78,471	5,654	-	-	-	84,125
Divide:
Volume Sold	171,770	791,404	-	-	-	Not Applicable	151,797	809,683	-	-	-	Not Applicable
CAS	675	8.39	-	-	-	No Applicable	517	6.98	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 20 of 27

Buenaventura
All-in Sustaining Cost for 4Q18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	4Q18		4Q18		4Q18		4Q18
Au Ounces Sold BVN		39,114
Au Ounces bought from La Zanja
Au Ounces Sold Net		39,114		20,234		51,355		70,441

	4Q18		4Q18		4Q18		4Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	93,295	2,385	16,323	807	31,537	614	114,601	1,627
Exploration in Operating Units	18,502	473	2	0	7,841	153	21,647	307
Royalties	1,179	30		0		0	1,179	17
Comercial Deductions[4]	12,774	327	54	3	181	4	12,875	183
Selling Expenses	3,478	89	187	9	337	7	3,712	53
Administrative Expenses	11,528	295	847	42	1,588	31	12,614	179
Other, net	3,599	92	645	32	614	12	4,187	59
Sustaining Capex[5]	11,934	305	792	39	19,659	383	20,237	287

By-product Credit	-84,837	-2,169	-844	-42	-2,871	-56	-1,599	-23

All-in Sustaining Cost	71,452	1,827	18,006	890	58,886	1,147	104,616	1,485

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 21 of 27

Buenaventura
All-in Sustaining Cost for 4Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q17		4Q17		4Q17		4Q17
Au Ounces Sold BVN		87,421
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		87,421		30,608		47,580		122,739

	4Q17		4Q17		4Q17		4Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	106,437	1,218	27,195	889	22,117	465	129,734	1,057
Exploration in Operating Units	26,119	299	17	1	5,761	121	28,438	232
Royalties	5,493	63	0	0	0	0	5,493	45
Comercial Deductions[4]	18,299	209	60	2	169	4	18,399	150
Selling Expenses	4,176	48	363	12	347	7	4,508	37
Administrative Expenses	13,009	149	1,127	37	1,111	23	14,052	114
Other, net	1,139	13	1,767	58	950	20	2,457	20
Sustaining Capex[5]	22,403	256	7,704	252	20,193	424	34,588	282

By-product Credit	-127,593	-1,460	-1,294	-42	-4,749	-100	-2,591	-21

All-in Sustaining Cost	69,483	795	36,939	1,207	45,898	965	107,486	876

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 22 of 27

Buenaventura
All-in Sustaining Cost for FY18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY18		FY18		FY18		FY18
Au Ounces Sold BVN		236,197
Au Ounces bought from La Zanja
Au Ounces Sold Net		236,197		74,370		171,770		344,529

	FY18		FY18		FY18		FY18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	380,313	1,610	68,993	928	101,049	588	457,436	1,328
Exploration in Operating Units	80,273	340	74	1	19,831	115	88,264	256
Royalties	12,123	51		0		0	12,123	35
Comercial Deductions[4]	53,706	227	340	5	615	4	54,133	157
Selling Expenses	12,964	55	784	11	1,135	7	13,835	40
Administrative Expenses	60,081	254	3,435	46	5,644	33	64,167	186
Other, net	22,056	93	669	9	343	2	22,548	65
Sustaining Capex[5]	41,705	177	8,073	109	44,848	261	63,970	186

By-product Credit	-440,668	-1,866	-3,582	-48	-12,217	-71	-6,799	-20

All-in Sustaining Cost	222,552	942	78,786	1,059	161,248	939	329,008	955

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 23 of 27

Buenaventura
All-in Sustaining Cost for FY17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY17		FY17		FY17		FY17
Au Ounces Sold BVN		286,254
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		258,976		128,623		151,797		388,086

	FY17		FY17		FY17		FY17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	367,641	1,420	102,474	797	69,689	459	449,956	1,159
Exploration in Operating Units	94,057	363	872	7	12,905	85	99,694	257
Royalties	20,165	78		0		0	20,165	52
Comercial Deductions[4]	68,931	266	928	7	584	4	69,657	179
Selling Expenses	10,298	40	881	7	946	6	11,145	29
Administrative Expenses	53,003	205	2,814	22	3,829	25	56,031	144
Other, net	6,445	25	2,339	18	587	4	7,921	20
Sustaining Capex[5]	59,345	229	17,369	135	40,156	265	84,661	218

By-product Credit	-459,049	-1,773	-4,434	-34	-13,642	-90	-7,822	-20

All-in Sustaining Cost	220,835	853	123,243	958	115,055	758	332,359	856

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 24 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2018 and 2017
	2018	2017
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	369,200	214,551
Trade and other accounts receivable, net	211,715	314,308
Inventory, net	135,919	132,287
Income tax credit	24,396	23,165
Prepaid expenses	17,145	17,551
Hedge derivative financial instruments	2,759	-
	761,134	701,862

Non-current assets
Trade and other receivables, net	40,593	44,191
Long-term inventory	3,812	3,238
Long-term income tax credit	319	3,413
Investment in associates	1,473,382	1,536,887
Mining concessions, development costs, property, plant and equipment, net	1,847,615	1,949,555
Investment properties, net	222	222
Deferred income tax asset, net	38,305	43,129
Prepaid expenses	26,578	27,555
Other assets	25,261	22,761
	3,456,087	3,630,951

Total assets	4,217,221	4,332,813

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	95,000	96,215
Trade and other payables	188,084	233,355
Provisions	68,172	76,847
Income tax payable	1,760	2,081
Financial obligations	46,166	83,991
Hedge derivative financial instruments	-	28,705
	399,182	521,194

Non-current liabilities
Trade and other payables	639	663
Provisions	199,762	164,877
Financial obligations	540,896	549,092
Contingent consideration liability	15,755	17,570
Deferred income tax liability, net	31,422	15,790
	788,474	747,992

Total liabilities	1,187,656	1,269,186

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,115	163,071
Other reserves	269	269
Retained earnings	1,675,909	1,728,847
Other reserves of equity	(703)	(13,888)
Shareholders’ equity, net attributable to owners of the parent	2,808,328	2,848,037
Non-controlling interest	221,237	215,590
Total shareholders’ equity, net	3,029,565	3,063,627

Total liabilities and shareholders’ equity, net	4,217,221	4,332,813

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and twelve month periods ended December 31, 2018 and 2017

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2018	2017	2018	2017
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	239,846	356,503	1,122,995	1,223,942
Net sales of services	10,718	8,983	24,001	29,697
Royalty income	5,460	5,144	20,385	20,739
Total operating income	256,024	370,630	1,167,381	1,274,378

Operating costs
Cost of sales, without considering depreciation and amortization	(159,152)	(178,453)	(625,484)	(627,433)
Cost of services, without considering depreciation and amortization	(1,097)	(3,330)	(4,318)	(12,954)
Depreciation and amortization	(63,033)	(74,123)	(241,286)	(213,722)
Exploration in operating units	(20,710)	(26,135)	(90,343)	(94,928)
Mining royalties	(3,351)	(8,662)	(21,526)	(31,217)
Total operating costs	(247,343)	(290,703)	(982,957)	(980,254)

Gross profit	8,681	79,927	184,424	294,124

Operating expenses, net
Administrative expenses	(17,105)	(22,657)	(78,760)	(83,597)
Exploration in non-operating areas	(11,461)	(6,046)	(36,307)	(18,262)
Selling expenses	(7,156)	(8,014)	(27,522)	(24,088)
Reversal (provision) for impairment of long-lived assets	5,693	(21,620)	5,693	(21,620)
Adjustment of component of stripping cost	-	(13,573)	-	(13,573)
Provision for contingencies and others	22,531	(551)	11,239	(13,879)
Other, net	18,811	(2,216)	(5,012)	(13,589)
Total operating expenses, net	11,313	(74,677)	(130,669)	(188,608)

Operating profit	19,994	5,250	53,755	105,516

Other income (expense), net
Share in the results of associates	(72,317)	4,306	(1,144)	13,207
Financial income	5,905	866	9,686	5,517
Net gain (loss) from currency exchange difference	(1,345)	585	(1,366)	2,928
Financial costs	(10,140)	(8,785)	(38,456)	(34,623)
Total other income, net	(77,897)	(3,028)	(31,280)	(12,971)

Profit (loss) before income tax	(57,903)	2,222	22,475	92,545

Current income tax	(5,551)	(4,991)	(16,928)	(23,837)
Deferred income tax	2,038	14,053	(9,998)	5,825

Profit (loss) from continuing operations	(61,416)	11,284	(4,451)	74,533

Discontinued operations
Loss from discontinued operations	(5,916)	(12,243)	(7,203)	(10,098)
Net profit (loss)	(67,332)	(959)	(11,654)	64,435

Attributable to:
Owners of the parent	(72,854)	8,310	(13,445)	60,823
Non-controlling interest	5,522	(9,269)	1,791	3,612
	(67,332)	(959)	(11,654)	64,435

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.29)	0.03	(0.05)	0.24

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and twelve month periods ended December 31, 2018 and 2017

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	264,364	348,643	1,216,294	1,197,523
Value Added Tax recovered	35,346	12,175	106,656	102,548
Proceeds from dividends	2,229	2,791	46,792	9,823
Proceeds from insurance claim	38,793	-	38,793	-
Royalty received	5,833	5,545	20,013	21,565
Interest received	1,481	19	2,383	3,169
Payments to suppliers and third-parties	(224,214)	(224,502)	(861,282)	(872,467)
Payments to employees	(25,036)	(37,339)	(151,602)	(160,891)
Payment of income taxes	(2,553)	(18,337)	(30,898)	(38,121)
Payments of interest	(5,042)	(9,047)	(27,699)	(30,402)
Payments of mining royalties	(2,246)	(5,493)	(13,190)	(20,165)

Net cash and cash equivalents provided by operating activities	88,955	74,455	346,260	212,582

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	1,866	258	2,240	1,962
Acquisitions of mining concessions, development costs, property, plant and equipment	(41,173)	(62,666)	(111,270)	(259,507)
Payments to other assets	(5,537)	(5,405)	(8,529)	(5,405)
Proceeds from loans	-	-	-	124,800

Net cash and cash equivalents provided by (used in) investing activities	(44,844)	(67,813)	(117,559)	(138,150)

Financing activities
Proceeds of bank loans	15,000	96,215	95,000	341,215
Payments of bank loans	(15,000)	(135,000)	(95,000)	(300,000)
Proceeds of financial obligations	32,603	102,746	-	80,000
Payments of financial obligations	(45,222)	(32,599)	(45,222)	(32,599)
Dividends paid to controlling interest	(15,306)	(7,620)	(22,860)	(22,099)
Dividends paid to non-controlling interest	(1,600)	(1,520)	(5,560)	(6,036)
Increase of restricted bank accounts	(331)	821	(410)	(285)
Acquisition of non-controlling interest	-	(621)	-	(621)

Net cash and cash equivalents provided by (used in) financing activities	(29,856)	22,422	(74,052)	59,575

Net increase in cash and cash equivalents during the period	14,255	29,064	154,649	134,007
Cash and cash equivalents at the beginning of the period	354,945	185,487	214,551	80,544

Cash and cash equivalents at period-end	369,200	214,551	369,200	214,551

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2018 Results Page 27 of 27

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net income (loss)	(72,854)	8,310	(13,445)	60,823

Plus (less):
Depreciation and amortization	63,033	74,123	241,286	213,722
Recovery (expense) for provision for contingencies	(22,531)	551	(11,239)	13,879
Loss attributable to non-controlling interest	5,522	(9,269)	1,791	3,612
Hedge derivative instruments	(9,919)	3,288	1,398	10,921
Accretion expense of provision for closure of mining units and exploration projects	4,220	2,274	4,982	4,382
Fair Value of provision for contingences liabilities	(1,815)	-	(1,815)	(1,773)
Reversal (provision) for impairment loss of inventories	4,295	915	11,560	4,562
Net share in results of associates	72,317	(4,306)	1,144	(13,207)
Net loss (gain) from currency exchange difference	1,345	(585)	1,366	(2,928)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	(10,517)	(7,434)	5,358	(9,705)
Deferred income tax expense (income)	(2,038)	(14,053)	9,998	(5,825)
Adjustment of component of stripping cost	-	13,573	-	13,573
Provision for impairment of long-lived assets	(5,693)	21,620	(5,693)	21,620
Bonus provision - executives & employes	7,743		17,757	1,744
Write-off of assets	3,660	-	6,087	-
Other net	(6,975)	(1,546)	(1,436)	(6,993)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	31,433	(22,824)	98,185	(41,875)
Inventories	(5,955)	10,572	(4,206)	(551)
Income tax credit	(8)	(4,497)	1,863	(2,962)
Prepaid expenses	(7,018)	(8,658)	1,383	(3,283)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	23,494	(628)	(45,295)	(55,404)
Provisions	14,931	9,737	(21,240)	5,032
Income tax payable	56	501	(321)	(6,605)

Proceeds from dividends	2,229	2,791	46,792	9,823

Net cash and cash equivalents provided by operating activities	88,955	74,455	346,260	212,582
	-	-	-	-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: February 21, 2019